EXHIBIT 77D

         At a Board of Directors meeting held July 12 and July 13, it was resolved that the language in the prospectus in the section "Principal Investment Strategies" be changed to read that under normal market conditions at least 65% of the Fund's net assets are invested in securities of companies in the precious metal industry, and resolved that the name of the Fund shall be RiverSource Precious Metals and Mining Fund.